The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated April 18, 2016

Pricing supplement no. To prospectus dated April 15, 2016, prospectus supplement dated April 15, 2016 and product supplement no. 1-I dated April 15, 2016	Pricing supplement to Product Supplement No. 1-I Registration Statement Nos. 333-209682 and 333-209682-01 Dated April , 2016; Rule 424(b)(2)
JPMorgan Chase Financial Company LLC
$ Callable Step-Up Fixed Rate Notes due April 27, 2028

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

•	These notes are designed for an investor who seeks a fixed income investment, where the interest rate increases over time as described under "Interest Rate" below, but who is also willing to accept the risk that the notes will be called prior to the Maturity Date.

•	Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rate set forth below because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. Additionally, the Interest Rate on the notes does not step up significantly until later in the term of the notes. See "Selected Risk Considerations" in this pricing supplement.

•	These notes have a long maturity relative to other fixed income products. Longer dated notes may be more risky than shorter dated notes. See "Selected Risk Considerations" in this pricing supplement.

•	At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates specified below.

•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest, provided that your notes are outstanding and have not previously been called on any Redemption Date.
Call Feature:	On April 27th and October 27th of each year, beginning on April 27, 2021 and ending on the Maturity Date (each, a “Redemption Date”), we may redeem your notes, in whole but not in part, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement.
Interest:

Subject to the Interest Accrual Convention, with respect to each Interest Period, for each $1,000 principal amount note, we will pay you interest in arrears on each Interest Payment Date in accordance with the following formula:

$1,000 × Interest Rate × Day Count Fraction.

Interest Period:	The period beginning on and including the Original Issue Date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Payment Date:	Interest on the notes will be payable in arrears on April 27th and October 27th of each year, beginning on October 27, 2016 to and including the Maturity Date, subject to the Business Day Convention and Interest Accrual Convention described below and in the accompanying product supplement.
Interest Rate:	For the applicable Interest Period, the Interest Rate on your notes will be equal to:
From (and including)	To (but excluding)	Interest Rate
April 27, 2016	April 27, 2021	3.00% per annum
April 27, 2021	April 27, 2023	3.25% per annum
April 27, 2023	April 27, 2025	3.50% per annum
April 27, 2025	April 27, 2027	4.00% per annum
April 27, 2027	April 27, 2028	5.00% per annum
The dates above refer to originally scheduled Interest Payment Dates.
Pricing Date:	On or about April 20, 2016, subject to the Business Day Convention
Original Issue Date:	On or about April 27, 2016 (settlement date), subject to the Business Day Convention. See “Supplemental Plan of Distribution.”
Maturity Date:	April 27, 2028, subject to the Business Day Convention
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Fraction:	30/360
CUSIP:	46646WAA0
Listing:	Application will be made to the New York Stock Exchange (the “NYSE”) for the notes to be listed and admitted to trading on the NYSE after the Original Issue Date. No assurance can be given as to the approval of the notes for the listing or, if listed, the continued listing for the term of the notes, or the liquidity or trading market for the notes.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-19 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying product supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)(2)	Fees and Commissions(1)(2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $25.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The notes are not bank deposits, are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, and are not the obligations of, or guaranteed by, a bank.

April    , 2016

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement, relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-I dated April 15, 2016: https://www.sec.gov/Archives/edgar/data/19617/000089109216014194/e00048_424b2.pdf

•	Prospectus supplement and prospectus, each dated April 15, 2016:

https://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Callable Step-Up Fixed Rate Notes	PS-2

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY OR UPON REDEMPTION — We will pay you at least the principal amount of your notes if you hold the notes to maturity or to the Redemption Date, if any, on which we elect to call the notes. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount at maturity or upon early redemption is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.

•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date at the applicable Interest Rate. Interest, if any, will be paid in arrears on each Interest Payment Date to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. The interest payments will be based on the Interest Rate listed on the cover of this pricing supplement. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.

•	POTENTIAL PERIODIC REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates set forth on the cover of this pricing supplement, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described on the cover of this pricing supplement and in the accompanying product supplement. Any accrued and unpaid interest on the notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the business day immediately preceding the applicable Redemption Date. Even in cases where the notes are called before maturity, noteholders are not entitled to any fees or commissions described on the front cover of this pricing supplement.

•	TAX TREATMENT — The notes will be fixed-rate debt instruments that are issued without original issue discount for U.S. federal income tax purposes, as described in the section entitled “Material U.S. Federal Income Tax Consequences” in this pricing supplement. You should review that section carefully and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	WE MAY CALL YOUR NOTES PRIOR TO THEIR SCHEDULED MATURITY DATE — We may choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion. If the notes are called early, you will receive the principal amount of your notes plus any accrued and unpaid interest to, but excluding, the Redemption Date. The aggregate amount that you will receive through and including the Redemption Date will be less than the aggregate amount that you would have received had the notes not been called early. If we call the notes early, your overall return may be less than the yield which the notes would have earned if you held your notes to maturity and you may not be able to reinvest your funds at the same rate as the notes. We may choose to call the notes early, for example, if U.S. interest rates decrease or do not rise significantly or if volatility of U.S. interest rates decreases significantly.

•	STEP-UP NOTES PRESENT DIFFERENT INVESTMENT CONSIDERATIONS THAN FIXED RATE NOTES — The rate of interest paid by us on the notes will increase upward from the initial stated rate of interest of the notes. The notes are callable by us, in whole but not in part, prior to maturity and, therefore, contain the call risk described above. If we do not call the notes, the interest rate will step up as described on the cover of this pricing supplement. Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rate set forth on the cover of this pricing supplement because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. When determining whether to invest in a step-up fixed rate note, you should not focus on the highest stated Interest Rate, which usually is the final step-up rate of interest. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or call as compared to other equivalent investment alternatives.

•	THE INTEREST RATE OF THE NOTES DOES NOT STEP UP SIGNIFICANTLY UNTIL LATER IN THE TERM OF THE NOTES — Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rate set forth on the cover of this pricing supplement because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. Additionally, the interest rate on the notes does not step up significantly until later in the term of the notes. If interest rates rise faster than the incremental increases in the interest rates of the notes, the notes may have an interest rate that is significantly lower than the interest rates at that time and the secondary market value of the notes may be significantly lower than other instruments with a similar term but higher interest rates. In other words, you should purchase the notes only if you are comfortable receiving the stated interest rates set forth on the cover of this pricing supplement for the entire term of the notes.

•	LONGER - DATED NOTES MAY BE MORE RISKY THAN SHORTER DATED NOTES — By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. The present value of a longer-dated note tends to be more sensitive to rising interest rates than the present value of a shorter-dated note. If interest rates rise, the present value of a longer-dated note will fall faster than the present value of a shorter-dated note. You should purchase these notes only if you are comfortable with owning a note with a longer tenor.

Callable Step-Up Fixed Rate Notes	PS-3

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes and hedging our obligations under the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities for our and JPMorgan Chase & Co.’s own accounts or on behalf of customers, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payments on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

•	REINVESTMENT RISK — If we redeem the notes, the term of the notes may be reduced and you will not receive interest payments after the applicable Redemption Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the Maturity Date.

•	A TRADING MARKET MAY NOT DEVELOP, AND THE LIQUIDITY OF THE MARKET FOR THE NOTES MAY VARY MATERIALLY OVER TIME — Although we intend to list the notes on the NYSE, no assurance can be given as to the approval of the notes for the listing or, if listed, the continued listing for the term of the notes, or the liquidity or trading market for the notes. Even if the notes are listed, there can be no assurance that a secondary market for the notes will develop. We are not required to maintain any listing of the notes on the NYSE or any other exchange. JPMS and its affiliates may offer to purchase the notes upon terms and conditions acceptable to them, but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, unless you are able to sell your notes on the NYSE (if the notes are listed on the NYSE), the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, if you attempt to sell the notes other than on the NYSE (if the notes are listed on the NYSE), the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — The notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:

•	the time to maturity of the notes;

•	interest and yield rates in the market generally, as well as the volatility of those rates;

•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise; and

•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads.

Callable Step-Up Fixed Rate Notes	PS-4

Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period

The following examples illustrate how the hypothetical Interest Rate for an Interest Period is calculated if we choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion, assuming that the number of calendar days in the applicable Interest Period is 180. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: If we choose to call the notes early on a Redemption Date and the Redemption Date is April 27, 2021, we will pay you $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest at an Interest Rate equal to 3.00% per annum. Therefore, the interest payment per $1,000 principal amount note on the Redemption Date will be calculated as follows:

$1,000 × 3.00% × (180 / 360) = $15.00

We will pay you a principal payment of $1,000 for each $1,000 principal amount note on that Redemption Date. Therefore, you will receive $1,015.00 for each $1,000 principal amount note ($1,000 of principal plus $15.00 of interest) on that Redemption Date, but you will not receive any further interest or principal payments from us.

Example 2: If we choose not to call the notes early on any prior Redemption Date and on the Redemption Date corresponding to the Interest Payment Date and the Interest Payment Date is April 27, 2021, we will pay you any accrued and unpaid interest on the applicable Interest Payment Date at an Interest Rate equal to 3.00% per annum. Therefore, the interest payment per $1,000 principal amount note will be calculated as follows:

$1,000 × 3.00% × (180 / 360) = $15.00

We will pay you an interest payment of $15.00 for each $1,000 principal amount note on that Interest Payment Date. Because the notes have not been called, you will be entitled to receive additional interest payments until the Maturity Date or, if the notes are redeemed earlier, the applicable Redemption Date. You will also receive a payment of principal on the Maturity Date or, if the notes are redeemed early, the applicable Redemption Date.

Example 3: If we choose not to call the notes prior to the Maturity Date, we will pay you $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest on the Maturity Date at an Interest Rate equal to 5.00% per annum. Therefore, the interest payment per $1,000 principal amount note on the Maturity Date will be calculated as follows:

$1,000 × 5.00% × (180 / 360) = $25.00

We will pay you a principal payment of $1,000 for each $1,000 principal amount note on the Maturity Date. Therefore, you will receive $1,025.00 for each $1,000 principal amount note ($1,000 of principal plus $25.00 of interest) on the Maturity Date, and you will not receive any further interest or principal payments from us.

The hypothetical payments on these notes shown above apply only if you hold the notes for their entire term or until earlier redemption. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the fifth business day following the expected Pricing Date of the notes (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the Pricing Date or the succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Callable Step-Up Fixed Rate Notes	PS-5

Material U.S. Federal Income Tax Consequences

Prospective investors should note that the discussion under “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement 1-I does not apply to the notes issued under this pricing supplement and is superseded by the following discussion.

The following is a discussion of the material U.S. federal income and certain estate tax consequences of owning and disposing of the notes, and constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP. It applies to you only if you are an initial investor who purchases a note at its issue price for cash and holds it as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, the potential application of the provision of the Code known as the Medicare contribution tax and the different consequences that may apply if you are an investor subject to special treatment under the U.S. federal income tax laws, such as:

•	a financial institution;

•	a “regulated investment company” as defined in Code Section 851;

•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA” as defined in Code Section 408 or 408A, respectively;

•	a dealer in securities;

•	a person holding a note as part of a “straddle,” conversion transaction or integrated transaction, or who has entered into a “constructive sale” with respect to a note;

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

•	a trader in securities who elects to apply a mark-to-market method of tax accounting; or

•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which, subsequent to the date hereof, may affect the tax consequences described herein, possibly with retroactive effect. As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general discussion. Moreover, the effects of any applicable state, local or non-U.S. tax laws are not discussed. You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Tax Consequences to U.S. Holders

You are a “U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

•	a citizen or individual resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment Prior to Maturity

Stated interest on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received, in accordance with your method of accounting for U.S. federal income tax purposes.

Callable Step-Up Fixed Rate Notes	PS-6

Under applicable Treasury regulations, we will generally be presumed to exercise our option to redeem the notes if the exercise of the option would lower the yield on the notes. The yield on the notes would be lowered if we redeemed the notes before the initial increase in the interest rate, and therefore the notes will not be treated as issued with original issue discount (“OID”). If, contrary to the presumption in the applicable Treasury regulations, we do not redeem the notes before the initial increase in the interest rate, solely for purposes of calculating OID, the notes will be treated as if they were redeemed and new notes were issued on the presumed exercise date for the notes’ principal amount. The same analysis will generally apply to the subsequent increases in the interest rate, which means a note that is deemed reissued will generally be treated as redeemed prior to any subsequent increase in the interest rate and therefore as issued without OID. The rules governing short-term debt instruments may apply to a note deemed reissued in conjunction with the final scheduled increase in the interest rate. You should consult your tax adviser regarding the potential application of these rules.

Tax Treatment upon Sale or Exchange

You will recognize capital gain or loss on the sale, exchange or retirement of a note equal to the difference between the amount received (other than amounts received in respect of accrued interest, which will be treated as described under “—Tax Treatment Prior to Maturity”) and your adjusted tax basis in the note.  Your gain or loss generally will be long-term capital gain or loss if at the time of the sale, exchange or retirement you held the notes for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S. holders are generally subject to taxation at reduced rates. Any capital loss you recognize may be subject to limitations.

Your adjusted tax basis in a note generally will be equal to your original purchase price for the note.

Tax Consequences to Non-U.S. Holders

You are a “Non-U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a “Non-U.S. Holder” for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition of a note. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a note (including early redemption or redemption at maturity).

Subject to the discussion of “FATCA” below, income and gain from a note generally will be exempt from U.S. federal income tax (including withholding tax) if these amounts are not effectively connected with your conduct of a U.S. trade or business and you provide a properly completed applicable Internal Revenue Service (“IRS”) Form W-8 appropriate to your circumstances.

If you are engaged in a U.S. trade or business, and if income or gain from a note is effectively connected with your conduct of that trade or business (and, if an applicable income tax treaty so requires, is attributable to a permanent establishment in the United States), although exempt from the withholding tax discussed above, you generally will be taxed in the same manner as a U.S. Holder with respect to that income. You will not be subject to withholding in this case if you provide a properly completed IRS Form W-8ECI. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of owning and disposing of notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Federal Estate Tax

If you are an individual Non-U.S. Holder, your notes will not be treated as U.S.-situs property subject to U.S. federal estate tax, provided that your income from the notes is not then effectively connected with your conduct of a U.S. trade or business.

Callable Step-Up Fixed Rate Notes	PS-7

Backup Withholding and Information Reporting

Interest accrued or paid on your notes and the proceeds received from a sale or exchange of your notes (including early redemption or repurchase, acceleration or redemption at maturity) will generally be subject to information reporting unless you are an “exempt recipient.” You may also be subject to backup withholding on payments in respect of your notes unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you provide a properly completed IRS Form W-8 appropriate to your circumstances. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

FATCA

Legislation commonly referred to as “FATCA,” and regulations promulgated thereunder, generally impose a 30% withholding tax on payments to certain foreign entities (including financial intermediaries) with respect to debt instruments such as the notes, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the foreign entity’s jurisdiction may modify these requirements. This regime applies to payments of interest and, if your notes are redeemed after December 31, 2018, to the payment on your notes at maturity, as well as the proceeds of any sale or other disposition of a note occurring after December 31, 2018. You should consult your tax adviser regarding the potential application of FATCA to the notes.

The Issuer will not pay any additional amounts with respect to any withholding tax.

THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF NOTES ARE UNCLEAR. YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

Callable Step-Up Fixed Rate Notes	PS-8